UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)*

NIO Inc.

(Name of Issuer)

Class A ordinary shares, par value of $0.00025 per share

(Title of Class of Securities)

G6525F 102

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Bin Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 178,967,776[1] ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 178,967,776 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 178,967,776 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%.[2] See Item 4.
12	TYPE OF REPORTING PERSON IN

1 Includes (i) 13,500,000 Class A ordinary shares issuable to Mr. Li upon exercise of options within 60 days after December 31, 2023, (ii) 89,013,451 Class C ordinary shares held on record by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Li, (iii) 26,454,325 Class C ordinary shares held on record by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Li, (iv) 14,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held on record by NIO Users Limited, a holding company held upon the terms of the NIO Users Trust, under which Mr. Li has reserved certain powers to himself as the settlor and protector, and Mr. Li and others have been designated by Mr. Li as beneficiaries, and (v) 2,000,000 Class A ordinary shares held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited. Each Class C Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class C Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class C Ordinary Share is entitled to eight votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

2 Assumes conversion of all Class C ordinary shares into Class A ordinary shares.

1	NAMES OF REPORTING PERSONS Originalwish Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 89,013,451 ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 89,013,451 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,013,451 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.3%.[3] See Item 4.
12	TYPE OF REPORTING PERSON CO

3 Assumes conversion of all Class C ordinary shares into Class A ordinary shares.

1	NAMES OF REPORTING PERSONS mobike Global Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 26,454,325 ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 26,454,325 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,454,325 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.3%.[4] See Item 4.
12	TYPE OF REPORTING PERSON CO

4 Assumes conversion of all Class C ordinary shares into Class A ordinary shares.

1	NAMES OF REPORTING PERSONS NIO Users Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50,000,000[5] ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,000,000 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%.[6] See Item 4.
12	TYPE OF REPORTING PERSON CO

5 Includes (i) 14,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held on record by NIO Users Limited and (ii) 2,000,000 Class A ordinary shares were held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited.

6 Assumes conversion of all Class C ordinary shares into Class A ordinary shares.

1	NAMES OF REPORTING PERSONS NIO Users Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 50,000,000[7] ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 50,000,000 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 50,000,000 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%.[8] See Item 4.
12	TYPE OF REPORTING PERSON CO

7 Includes (i) 14,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held on record by NIO Users Limited, a holding company held upon the terms of the NIO Users Trust, under which Mr. Li has reserved certain powers to himself as the settlor and protector, and Mr. Li and others have been designated by Mr. Li as beneficiaries, and (ii) 2,000,000 Class A ordinary shares were held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited.

8 Assumes conversion of all Class C ordinary shares into Class A ordinary shares.

1	NAMES OF REPORTING PERSONS NIO Users Community Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000 ordinary shares. See Item 4.
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000 ordinary shares. See Item 4.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000 ordinary shares. See Item 4.
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%.[9] See Item 4.
12	TYPE OF REPORTING PERSON CO

9 Assumes conversion of all Class C ordinary shares into Class A ordinary shares.

ITEM 1(a).	NAME OF ISSUER:

NIO Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

Building 20, No. 56 AnTuo Road

Jiading District, Shanghai, 201804

People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

Bin Li

Originalwish Limited

mobike Global Ltd.

NIO Users Limited

NIO Users Trust

NIO Users Community Limited

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

Bin Li

Building 20, No. 56 AnTuo Road

Jiading District, Shanghai, 201804

People’s Republic of China

Originalwish Limited

Sertus Chambers, P.O. Box 905

Quastisky Building, Road Town

Tortola, British Virgin Islands

mobike Global Ltd.

Sertus Chambers, P.O. Box 905

Quastisky Building, Road Town

Tortola, British Virgin Islands

NIO Users Limited

PO Box 173, Road Town

Tortola, British Virgin Islands

NIO Users Trust

Boundary Hall

Cricket Square, George Town

Grand Cayman

Cayman Islands

NIO Users Community Limited

PO Box 173, Road Town

Tortola, British Virgin Islands

ITEM 2(c).	CITIZENSHIP:

Bin Li – People’s Republic of China

Originalwish Limited – British Virgin Islands

mobike Global Ltd. – British Virgin Islands

NIO Users Limited – British Virgin Islands

NIO Users Trust – Cayman Islands

NIO Users Community Limited – British Virgin Islands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Class A ordinary shares, par value of $0.00025 per share (the “Class A Ordinary Shares”). Each Class C ordinary share, par value of $0.00025 per share (the “Class C Ordinary Shares”), held by the reporting persons is convertible into one Class A Ordinary Share at the option of the holders at any time. Each Class C Ordinary Share is entitled to eight votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

ITEM 2(e).	CUSIP NO.:

G6525F 102

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSONS FILING IS A:

Not applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the Class A Ordinary Shares by each of the reporting persons is provided as of December 31, 2023:

	Amount			Sole power to vote or	Shared power to vote or		Sole power to dispose or to direct the	Shared power to dispose or to direct the
	beneficially		Percent of	direct the	to direct		disposition	disposition
Reporting Person	owned:		class: (1)	vote	the vote:		of:	of:
Bin Li	178,967,776	(2)	8.5%	0	178,967,776	(2)	0	178,967,776	(2)
Originalwish Limited	89,013,451	(3)	4.3%	0	89,013,451	(3)	0	89,013,451	(3)
mobike Global Ltd.	26,454,325	(4)	1.3%	0	26,454,325	(4)	0	26,454,325	(4)
NIO Users Limited	50,000,000	(5)	2.4%	0	50,000,000	(5)	0	50,000,000	(5)
NIO Users Trust	50,000,000	(6)	2.4%	0	50,000,000	(6)	0	50,000,000	(6)
NIO Users Community Limited	2,000,000	(7)	0.1%	0	2,000,000	(7)	0	2,000,000	(7)

(1)            Pursuant to Rule 13d-3(d)(l), all Class C ordinary shares (which are convertible into Class A ordinary shares) were deemed to be converted for the purpose of (i) determining the aggregate amount of Class A ordinary shares beneficially owned by the reporting person and (ii) calculating the percentages of the Class A ordinary shares beneficially owned by the reporting person. The percentage of the class of securities beneficially owned by each reporting person is based on 2,080,563,749 issued and outstanding ordinary shares as a single class, being the sum of 1,932,063,749 Class A ordinary shares (excluding 17,237,474 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under the Issuer's stock incentive plans) and 148,500,000 Class C ordinary shares, par value of US$0.00025 per share, of the Issuer issued and outstanding as of December 31, 2023. In computing the percentage of ownership of the reporting persons, we have included, where applicable, shares that the reporting persons have the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security, after December 31, 2023.

(2)            Includes (i) 13,500,000 Class A ordinary shares issuable to Mr. Li upon exercise of options within 60 days after December 31, 2023, (ii) 89,013,451 Class C ordinary shares held on record by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Li, (iii) 26,454,325 Class C ordinary shares held on record by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Li, (iv) 14,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held on record by NIO Users Limited, a holding company held upon the terms of the NIO Users Trust, under which Mr. Li has reserved certain powers to himself as the settlor and protector, and Mr. Li and others have been designated by Mr. Li as beneficiaries, and (v) 2,000,000 Class A ordinary shares held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited. Each Class C Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. The rights of the holders of Class A Ordinary Shares and Class C Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class C Ordinary Share is entitled to eight votes per share, whereas each Class A Ordinary Share is entitled to one vote per share.

(3)            Represented by 89,013,451 Class C ordinary shares held by Originalwish Limited.

(4)            Represented by 26,454,325 Class C ordinary shares held by mobike Global Ltd.

(5)            Includes (i) 14,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held on record by NIO Users Limited, a holding company held upon the terms of the NIO Users Trust, and (ii) 2,000,000 Class A ordinary shares held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited. With respect to NIO Users Trust, with Maples Trustee Services (Cayman) Limited as the trustee, Mr. Bin Li has reserved certain powers to himself in respect of the NIO Users Trust as the settlor and protector, and Mr. Li and others have been designated by Mr. Li as beneficiaries. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, NIO Users Limited may be deemed to beneficially own all of the ordinary shares of the Issuer held by NIO Users Community Limited and Mr. Li may be deemed to beneficially own all of the ordinary shares of the Issuer held by NIO Users Limited.

(6)            Represented by 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held on record by NIO Users Limited, a holding company held upon the terms of the NIO Users Trust. Also see footnote (5).

(7)            Represented by 2,000,000 Class A ordinary shares held on record by NIO Users Community Limited, a British Virgin Islands company wholly owned by NIO Users Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable

ITEM 10.	CERTIFICATIONS

Not applicable

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2024

Bin Li		/s/ Bin Li

Originalwish Limited	By:	/s/ Bin Li
	Name:	Bin Li
	Title:	Director

mobike Global Ltd.	By:	/s/ Bin Li
	Name:	Bin Li
	Title:	Director

NIO Users Limited	By:	/s/ Titan Directors Limited
	Name:	Titan Directors Limited
	Title:	Director

Maples Trustee Services (Cayman) Limited acting solely in its	By:	/s/ Peter Huber
capacity as the trustee of NIO Users Trust	Name:	Peter Huber
	Title:	Authorized signatory

NIO Users Community Limited	By:	/s/ Bin Li
	Name:	Bin Li
	Title:	Director